August 31, 2009

Perry Hindin,
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C.  20549-3628

Re:
Kid Castle Education Corporation
Preliminary Information Statement on Schedule 14C
Filed June 18, 2009
File No. 333-39629

Schedule 13E-3
Filed June 18, 2009
File No. 005-82412

Form 10-K for the Fiscal year Ended December 31, 2008
Filed March 17, 2009
File No. 333-39629

Form 10-Q for the Fiscal Quarter Ended march 31, 2009
Filed May 15, 2009
File No. 333-39629

Dear Mr. Hindin:

Kid Castle Educational Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated July 17, 2009 (the “Comment Letter”) addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed with the Commission on June 18, 2009, Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission on June 18, 2009, Form 10-K for the Fiscal year Ended December 31, 2008 (the “Form 10-K”) filed with the Commission on March 17, 2009 and the Form 10-Q for the Fiscal Quarter Ended March 31, 2009  (the “Form 10-Q”) filed with the Commission on May 15, 2009.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set forth our response beneath the comment.

Schedule 13E-3

General

1.
COMMENT: We note your disclosure in the Information Statement under the heading “Previous Consideration; Revised Proposal and Appointment of Independent Committee” on page 13 that “The Board ... previously considered a privatization proposal that would have financed the Transaction from available cash ...” but that “after the special committee approved that privatization Plan on April 2, 2009 and recommended it to the Board ... the Board determined that the costs of the privatization plan would require financing of some kind and withheld its approval of the privatization plan.” Thereafter, in May of 2009, the Board of Directors entered into discussions with your CEO, Min.-Tan Yang, with respect to a purchase of stock to finance the privatization plan. As a result, it appears that Mr. Yang should be listed as a filing person on the Schedule 13E-3, indicating that he is personally engaged in this going private transaction. Therefore, he must individually address all of the disclosure items in Schedule 13E-3 from his own perspective. This includes, but is not limited to, his fairness determination required by Item 1014(a) of Regulation M-A, and his purposes for, alternatives considered to, reasons for engaging in the going private transaction. Refer to Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Please note that the reasons for the transaction and the alternatives considered by Mr. Yang may be different than those of the Company, and this fact should be reflected in the disclosure. Also note the additional disclosure requirements of affiliates who are filing persons. For example, please refer to Instruction 3 to Item 1013 of Regulation M-A. In addition, be sure that Mr. Yang signs the Schedule 13E-3.

RESPONSE: Please see our draft revised Schedule 13E-3 and Schedule 14C Information Statement, which are enclosed with this letter.  We have included Mr. Yang as a filing person and have attempted to address all requisite disclosure items from his perspective as well as the Company’s.

2.
COMMENT: Note that if Mr. Yang has based his fairness determination on the analysis of factors undertaken by others (e.g., the Independent Committee and/or the financial advisor), he must expressly adopt this analysis and discussion as his own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. Also note that to the extent Mr. Yang did not adopt another person's discussion and analysis or the Independent Committee's or fairness advisor's analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e)' and in Instruction 2 to Item 1014 of Regulation M-A, Mr. Yang must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

RESPONSE: Please see our revised disclosures.  We note that, as Mr. Yang owns the majority of the Company, his analysis is largely consistent with the analysis for the Company, except for factors that relate to ownership and control.  In that regard, Mr. Yang has acted with Mr. Pai as a voting group since they assumed management of the Company in November 2005, and they have controlled the Company since that time.  Increasing his percentage ownership was not Mr. Yang’s purpose for recommending and approving the privatization transaction.

3.
COMMENT: To the extent that Mr. Yang and/or Mr. Pai guaranteed the bank loan of $1,542,401 obtained on November 28, 2007 and discussed in Note 12 to your financial statements, please disclose this transaction under this heading or tell us why it is not appropriate to do so. Refer to Item 5 of Schedule 13E-3 and General Instruction C thereto as well as Item 1005 of Regulation M-A.

RESPONSE: Please see our proposed revisions to the Information Statement, as well as Schedule 13E-3, which we believe address your comment.

Item 5. Past Contacts, Transactions, and Negotiations and Agreements.

(a) Transactions.

4.
COMMENT: To the extent that Mr. Yang and/or Mr. Pai guaranteed the bank loan of $1,542,401 obtained on November 28, 2007 and discussed in Note 12 to your financial statements, please disclose this transaction under this heading or tell us why it is not appropriate to do so. Refer to Item 5 of Schedule 13E-3 and General Instruction C thereto as well as Item 1005 of Regulation M-A.

RESPONSE:  We have included disclosure regarding this transaction under Item 5(b) “Significant Corporate Events” in our revised Schedule 13E-3.

Item 15. Additional Information.

5.
COMMENT: We note that you incorporate by reference into your Schedule 13E-3 your 2008 Annual Report on Form 10-K and your Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, both of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise to state that the safe harbor provisions in the Form 10-K and Form 10-Q incorporated by reference into your Schedule 13E-3 do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

RESPONSE:  We have revised our Schedule 13E-3 to clarify that the safe harbor provisions in the Form 10-K and Form 10-Q incorporated by reference into our Schedule 13E-3 do not apply to any forward-looking statements the Company makes in connection with the going private transaction. We will not make references to such safe harbor provisions in our future filings, press releases or other communications relating to this going private transaction.

Item 16. Exhibits.

6.
COMMENT: Please file any written materials presented to the Independent Committee, the Board or Mr. Yang by an outside party that are materially related to the Rule 13e-3 transaction, including board books, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction.

RESPONSE: In their role as Board members, the members of the Board and the Independent Committee regularly reviewed the Company’s financial statements, stock prices as reported on the OTCBB, and other materials relating to the Company’s ongoing operations.  Except for privileged communications between the Company and its legal counsel, the only written materials reviewed by the Independent Committee and the Board at its meetings to consider and approve the Transaction was Polaris’s written valuation report.

7.	COMMENT: In the last paragraph under this heading, please revise the address for the Securities and Exchange Commission to reflect our change of address to 100 F Street, NE, Washington, D.C. 20549.

RESPONSE: We have revised the address for the Securities and Exchange Commission to 100 F Street, NE, Washington, D.C. 20549.

Preliminary Information Statement on Schedule 14C

Note

8.
COMMENT:  We note your disclosure in your notice and throughout your Information Statement that the Information Statement is first made available to your shareholders by posting on the Internet on or about [  ], 2009. Please confirm that you will post your materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR. Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56315 available at http://www.see.gov/ruleslfinaV2007/34-56J35.pdf.

RESPONSE: We confirm that we will post our materials on a specified, publicly-accessible Internet Web site and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Specifically, the materials are available on http://www.kidcastle.com/InvestorInfo.htm and a notice will be sent to inform record holders of how to access those materials promptly after we file our definitive Information Statement on Schedule 14C.

Summary Term Sheet. page 2

Purposes of and Reasons for the Transaction. page 3

9.
COMMENT: Given that some of the factors you note under this heading and elsewhere in your Information Statement as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in your operating history. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

RESPONSE: In retrospect it may have been advisable for the Company to have undertaken the privatization transaction at an earlier date.  The Company has given time for the benefits of being and SEC reporting company and being quoted on the OTCBB to be realized.  However, the costs of SEC compliance continue to increase and the Company has determined that it is time to remove that source of expense.  Please see our additional disclosure under “SPECIAL FACTORS – Purpose of and Reasons for the Transaction,” regarding the continuous increase in SEC compliance costs and the availability now of a capital injection to finance the privatization.

10.
COMMENT: Under this heading you state that the $0.18 per share Transaction consideration “represents a premium of $0.165 over $0.015, which was the last trade reported on [your] common stock on the OTCBB on June 2, 2009, which was the last reported trade as of June 16, 2009.” Please also see your disclosure in the first paragraph under the heading “Plans for the Company after the Transaction” on page 31. In the fourth bullet under the heading “Independent Committee Deliberations” on page 14, however, you state that the “$0.18 cashout price represents a premium of $0.13 ova $0.05, over [sic] the price of the last trade of the Company's common stock reported as of June 2, 2009, the last trade reported when the Independent Committee deliberated on June 5, 2009.” Please also see your disclosure in the second paragraph under the heading “Fairness of the Transaction” on page 28. Please revise for consistency or advise.

RESPONSE: We have revised our disclosure for consistency.

Effects of the Transaction, page 3

11.
COMMENT: In the sixth bullet under this heading you state that “the percentage of [your] common stock held by [Mr. Yang] will [emphasis added] increase from 45% to 54% as a result of his purchase of 5,000,000 shares of your common stock at $0.18 per share....”In addition, in the last bullet under the heading “Potential Disadvantages of the Transaction” on page 5, you state the “[c]ontrol of the corporation will become [emphasis added] more concentrated in [Mr. Yang]...” See also the last bullet on page 20. Elsewhere in your Information Statement, for example under the heading “Potential Conflicts of Interest” on you disclose that the issuance of the 5,000,000 shares to Mr. Yang occurred on June 17, 2009. Please revise your Information Statement to clarify whether the percentage of common stock held by Mr. Yang has already increased or whether this will happen in the future.

RESPONSE: We have revised the disclosure in our Information Statement to indicate that Mr. Yang has already increased his percentage holding of our common stock.

Potential Advantages of the Transaction, page 4

12.
COMMENT: In the first bullet under this heading you parenthetically note that your estimated annual savings of $298,000 “by way of illustration is an amount equal to approximately 36% of [your] net income in 2008.” In the last bullet under the heading “Independent Committee Deliberations” on page 14 and elsewhere in your Information Statement, you refer to net profit instead of net income. Please revise for consistency throughout your Information Statement, as appropriate.

RESPONSE: We have revised the disclosure in our Information Statement to change the reference to “net profit” to “net income” for consistency.

Payment to Cashed Out Shareholders, page 7

13.
COMMENT: Please include the form of letter of transmittal materials as an appendix to your information statement or as an exhibit to your Schedule 13E-3. For those shareholders who opt to receive their payment in New Taiwan Dollars rather than U.S. Dollars, please confirm that your letter of transmittal will advise shareholders of the exchange rate prevailing at the effective time of the transaction or advise shareholders as to how this amount can be calculated.

RESPONSE: We have included the form of letter of transmittal materials as an appendix to our Schedule 13E-3. Our form letter of transmittal and the revised disclosure in our Information Statement advises shareholders that the applicable exchange rate will be the closing rate published by The Wall Street Journal for the date when the Transaction is effective.

14.	COMMENT: Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which shareholders will receive their cash payments.

RESPONSE: We have revised our Information Statement to clarify that the shareholders will be mailed  letters of transmittal within one week of the effective date of the stock split and will be mailed checks for the cash payments within two weeks from the date that their completed letter of transmittal has been received by the paying agent.

Financing the Transaction, page 8

15
COMMENT: Under this heading you state the you “estimate the total funds required to pay the consideration to cashed out shareholders and other costs of the Transaction [emphasis added] will be approximately $303,000” and that you “expect to incur additional expenses of $275,050 for a total cost of the Transaction estimated to be $578,050.” Elsewhere in your Information Statement, you indicate that the $303,000 is merely the consideration to be paid to the cashed out shareholders. For example, under the question “What is the total cost of the Transaction to the Company” on page 12, you state that you “believe that the total cash requirement ... will be approximately $578,050” and includes “approximately $303,000 needed to cash out fractional shares, and approximately $275,050 of legal, accounting, and financial advisory fees and other costs to effect the Transaction.” Please revise for consistency or advise.

RESPONSE: Thank you for your comment.  The $303,000 estimate only relates to the payment of the cash consideration.  We have revised our disclosure for consistency.

No Appraisal or Dissenter Rights, page 8

16.
COMMENT: We note your disclosure under this heading that shareholders are not entitled to appraisal or dissenter rights in connection with the Transaction under Florida law. Please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the Transaction. Refer to Item 1004(d) of Regulation M-A.

RESPONSE:  We have supplemented our disclosure to indicate that we are aware of no other rights available under applicable Florida law to shareholders that object to the transaction.

Reservation, page 9

17.
COMMENT: Disclose how the board will make a determination to abandon the Transaction before the filing of the necessary amendments to your articles of incorporation with the Secretary of State of the State of Florida if it determines that abandoning it is in the best interests of the company. In your disclosure, include the factors upon which the decision would be based and how you will provide notice to shareholders. Please also disclose what role, if any, the Independent Committee has in making this determination.

RESPONSE:  Please see our revised disclosure under ”SPECIAL FACTORS – Reservation” in the Information Statement, indicating that the Board would only terminate the transaction in the event that, in the opinion of the Board, there is a material change in the Company’s prospects (good or bad) from the time that the Board made its determination that $0.18 is a fair price to pay to the shareholders receiving cash for fractional shares. The Independent Committee would not have a role in the decision.  The Company would disclose a withdrawal of the Transaction by means of a press release and Current Report on Form 8-K, both of which would be available on its website at http://www.kidcastle.com/InvestorInfo.htm.

Questions and Answers about the Transaction, page 9

18.
COMMENT: Please consolidate the disclosure in this Question and Answers section with your Summary Term Sheet to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters. Generally revise your Information Statement to avoid the unnecessary repetition of disclosure.

RESPONSE:  Please see our revised Information Statement.  We have consolidated some of the substantive information and retained more procedural information in the Question and Answers section.

19.
COMMENT: Please revise your disclosure to elaborate upon the relevance of including the Q&A “What are the Pink Sheets?” Your existing disclosure describes this over-the-counter quotation service but does not give any explanation as to the service’s relevance to you or the fact that your shares will no longer be eligible for quotation on the OTC-BB after you cease to report with us.

RESPONSE:  We point you to the discussion in the Summary under “Plans for the Company after the Transaction”, and in the SPECIAL FACTORS under “OTC Bulletin Board: Pink Sheets Quotation”, both places where we disclosed that our shares would no longer be quoted on the OTCBB if the privatization plan is effected.  In our revised Information Statement, for further clarity we have added an additional bullet point in the Summary under “Effects of the Transaction” indicating that the Company’s common stock will no longer be traded on the OTCBB, and have added similar disclosure under the question “What does it mean to ‘deregister’ our common stock?”

Special Factors, page 13

Purpose of and Reasons for the Transaction, page 13

20.
COMMENT: In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Independent Committee, the special committee appointed by the Board in December 2008, the Board, its members, your management and Polaris Securities regarding the Transaction, the prior privatization transaction or alternative transactions considered. In doing so, please discuss the terms of the going private transaction that was approved on April 2, 2009, including the valuation provided by Polaris on March 16, 2009. Please also discuss how you arrived at the exchange ratio and cash-out price that you are utilizing and whether any other ratios, including ones that might result in a smaller number of shareholders being cashed out, were considered.

RESPONSE:  Please see our supplemented discussion.  The only material difference in terms between the plan recommended by the special committee on April 2, 2009 and the Transaction as finally approved by the Board as was the addition of the Capital Injection and the change in the estimated value of the Company’s common stock in Polaris’s respective reports from a range of $0.14 - $0.16 to a range of $0.16 to $0.184.  The stock split ratio and the recommended cash out price were the same.  The stock split ratio and the recommended cash out price were the same.  In considering the exchange ratio for the transaction, the Company reviewed data from its transfer agent, from DTC, and from Broadridge Corporate Issuer Services, with respect to the Company’s registered shareholders, the number of DTC participants, and street name shareholders.  The Company considered an alternate ratio of 1:4,000. Based on the information available to the Company, its calculations indicated that using the 1:4,000 ratio could not ensure that the Company would have less than 300 shareholders after the transaction.

21.
COMMENT: Please expand your description of the functions of the special committee and the Independent Committee to discuss the scope of their respective authority and the period during which each served.

RESPONSE:  The special committee was appointed in December 2008 and was tasked with reviewing the proposal to take the Company private.  The special committee’s role ended when it made its recommendation to the full Board on April 2, 2009.  After receiving the special committee’s recommendation, the Board reviewed the cash needs of the Company going forward after the transaction, which will be affected by the application of cash to pay for the expenses of the privatization. Company management estimated that a cash injection of $900,000 would be necessary to cover the expenses of the privatization and to leave sufficient cash for the Company to implement its business plan after the privatization is completed.  It was then determined that outside funding would be necessary.  Mr. Yang offered to inject capital into the Company by purchasing Company stock. The Board has considered other options, such as borrowing funds or fund-raising from new or existing shareholders but the Board determined that these alternatives are less attractive to the Company then a cash injection from Mr. Yang.

Given those material changes to previously approved privatization plan, the Board deemed it appropriate to establish another committee, the Independent Committee.  The Board established the Independent Committee on June 2, 2009 and charged it with reviewing the revised plan, including the proposed Capital Injection by Mr. Yang.  The Independent Committee engaged Polaris Securities to update its valuation report.  The Independent Committee subsequently made its recommendations to the Board on June 5, 2009.  The Independent Committee’s role ended when it gave its recommendation to the Board.

Please see our revisions to the Information Statement under “SPECIAL FACTORS – Purpose of and Reasons for the Transaction – Previous Consideration; Revised Proposal and Appointment of Independent Committee”

Independent Committee Deliberations, page 14

22.
COMMENT: All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A generally are relevant to the fairness determination of a going private transaction and should be discussed in reasonable detail. To the extent that any such factors were not considered or were deemed irrelevant in the context of the Transaction, that fact may be important, particularly if any factor would result in a higher per-share value. If so, this fact must be disclosed. While it appears that the board has expressly adopted the analyses and discussions of both the Independent Committee and the fairness advisor as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A, it does not appear that the Independent Committee and fairness advisor have collectively addressed all such factors.

In this regard, we note your disclosure in the last paragraph under this heading on page 15 that the Independent Committee “did not consider the liquidation value of the Company's assets because it considers the Company to be a viable going concern business” but we note no disclosure as to the Independent Committee’s consideration of the going concern value in determining the fairness of the Transaction to your unaffiliated cashed out shareholders and your unaffiliated continuing shareholders. Please revise your disclosure to:

●
explain in more detail why the Independent Committee did not consider the liquidation value of the Company since the company's auditor’s have expressed substantial doubt about the company’s ability to continue as a going concern; and

●	state whether or not the company considered the Company’s going concern value in determining the fairness of the Transaction to your unaffiliated shareholders.

We also note that the disclosure does not appear to include a discussion of Item 1014(c) and (d) or clauses (vi) and (viii) of Instruction 2 to Item 1014. If the independent committee or the financial advisor did not consider one or more of these factors, state that and explain why the factor(s) were not deemed material or relevant.

Refer to Item 8 of Schedule 13E-3 and General Instruction E thereto, Item 1014 (b) of Regulation M-A and Instruction 2 thereto, and Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).

RESPONSE: Thank you for your comment.  In our view, the majority of Polaris’s valuation opinion is related to going concern value, which Polaris Securities calculated using two alternative methods, one of which was based on comparing financial ratios among companies in the same basic industry, the other based on analysis of stock price.  Although the Company’s auditors have expressed doubt about the Company’s ability to continue as a going concern, the Company has been profitable since 2007 and has a healthy balance sheet as a result of changes made by current management when they took over in November 2005.  Neither Polaris, the Independent Committee, Mr. Yang, nor the entire Board considers liquidation to be a substantial likelihood at this point.

Because trading volume has been low and erratic during the entire period that the Company’s stock has been quoted on the OTCBB, and because there has been a significant change in the Company’s prospects as a result of the change in management in November 2005, neither the Board nor the Independent Committee consider historical share prices to be highly relevant to the current value of the Company.

We note that in the discussion under “Fairness of the Transaction” in our original filing of the Information Statement, we disclosed that “the interests of unaffiliated shareholders (including cashed out and continuing shareholders) were represented by the Independent Committee.”  We also note that the management group believes that the “the Transaction is substantively and procedurally fair to the cashout and other unaffiliated shareholders.”  The management group consists of Mr. Pai and Mr. Yang which was unclear in our original disclosure.  We have added additional disclosure to make it clear that Mr. Yang and the whole board have adopted the Independent Committee’s analysis, including with respect to considering the fairness of the transaction from the perspective of both continuing and cashed out unaffiliated shareholders.

There have been no offers to purchase the Company of the type referred to in clause (viii) of Instruction 2 to Item 1014, which is why that was not addressed  We have expanded our discussion of Polaris’s valuation methodology documented in its report.

23.
COMMENT: Please refer to our prior comment. You state at the end of the third paragraph on page 26 that “Polaris Securities also considered but rejected as inappropriate a discounted cash flow for Kid Castle....” We note that:

●	On page 17 of its report, Polaris Securities concluded that, with one exception, “none of the comparable companies’ ratios were suitable to evaluate [your] value;”

●
On page 21 of its report, Polaris Securities weighted its valuation of your common stock 50% on the historical prices of your common stock but, as you disclose on page 19 in the bullet “Effect on Market for Shares and Liquidity,” the “average daily trading volume of our common stock from January 1, 2008 to May 31, 2009 was approximately 195 shares per day” and “[d]uring that period, there were 325 trading days on which our common stock did not trade at all;” and

●	Your revenue and cash flow from operations has been trending up over the last several years.

In light of these observations, please disclose why Polaris rejected as inappropriate a discounted cash flow valuation method and what consideration, if any, the Independent Committee gave to such rejection.

RESPONSE:

In its presentation, Polaris Securities explained to the Independent Committee that discounted cash flow is a mechanical valuation tool that provides meaningful results only to the extent that the discount rate and other parameters are accurate and based on good information. Small changes in inputs can result in large changes in the value of a company. Instead of trying to project the cash flows to infinity, terminal value techniques are often used. A simple annuity can be used to estimate the terminal value past 10 years, for example. This is done because it is harder to come to a realistic estimate of the cash flows as time goes on.
Polaris Securities also explained that discounted cash flow provides the best valuations when there is a high degree of confidence about future cash flows. This is not the case with companies like Kid Castle, where it is difficult to predict sales and cost trends with much certainty.  While forecasting cash flows a few years into the future is difficult enough, forecasting sales and costs far into the future becomes less and less meaningful.  Polaris’s view is that inputs - free cash flow forecasts, discount rates and perpetuity growth rates - are wide of the mark, the fair value generated for the Company won't be accurate, and it won't be useful when assessing stock prices.  The Independent Committee agreed with Polaris’s reasoning.

24.
COMMENT: Please refer to comment 15 above. We note your disclosure regarding the Independent Committee's consideration of “current and historical market prices of the Company common stock relative to those of other industry participants and general market indices” as well as the fact that Polaris Securities looked only at your price for a 60-day period for the “Market Price Method” component of its valuation. Please specifically explain whether the Independent Committee and the Board considered and analyzed the fact that the shares have traded above the per share price being paid in the Transaction during the last year and if so, how the Independent Committee and the Board were able to reach a fairness conclusion in light of such information.

RESPONSE:  When employing the Market Price Method, a 60-day period is a convention that is commonly used.  A 60-day period is generally considered long enough to capture lag effects from impacts on the Company’s stock price.  Using a longer period would be inconsistent with the concept that the current value of a company is reflected in the market price of its shares.

The Independent Committee and the Board considered the fact that our shares have traded above $0.18 during the last year as well as the fact that the shares have traded at prices lower than $0.18 during the last year.  Lower prices have predominated in more recent months.   The price to book value valuation method used by Polaris Securities takes into account the share price of the respective companies at June 2, 2009.  By combining the two pricing methods – the market price method and the price to book value method – Polaris’s fair value determination takes into account both historical and recent share prices, but gives more weight to recent share prices.

25.
COMMENT: Please also discuss the Independent Committee's determination as to the fairness of the reverse stock split ratio. Refer to Question and Answer No. 19 of Exchange Act Release No. 34-17719 (April 13, 1981).

RESPONSE:  Please refer to our responses to Comment 21, Comment 22 and Comment 29.

26.
COMMENT: We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. In this regard, please disclose whether the Independent Committee or the Board considered the lack of appraisal rights in choosing the method by which to take the company private, including a discussion of whether appraisal rights would have been available had you chosen another alternative.

RESPONSE:  The existence of appraisal rights was not a factor to the Board or the Independent Committee in setting the structure of the transaction.  The primary considerations to the Board and the Independent Committee were cost, practicality and fairness of the procedures, and fairness of the overall transaction to the cashed out as well as continuing shareholders.

27.
COMMENT: Please also confirm that you have not received any offer as described in Item 1014(f) of Regulation M-A. In this regard, we note your disclosure in the penultimate bullet on page 15 indicating that cashed-out shareholders “will not benefit from any appreciation of value of the Company, including any value that could be achieved in the event the Company is acquired in the future by a strategic buyer.”

RESPONSE: We confirm that the Company and its Management we have not received any offer as described in Item 1014(f) of Regulation M-A.  Although there are no current acquisition prospects, the Board and the Independent Committee understand that the most likely means in the future for continuing shareholders to realize on their investment is acquisition of the Company by a strategic buyer.  The reference at page 15 was intended to make it clear that the Board and the Independent Committee considered that factor.

Board of Directors Deliberations, page 16

28.
COMMENT: Please revise the board of director’s fairness determination to address the fairness of the transaction to security holders who would retain their interest in the company as well as to those who would not.

RESPONSE:  Please see our revisions to the discussion of Board deliberations in the Information Statement.  We have revised to make it clear, in the context of the Board’s deliberations, that unaffiliated shareholders includes both cashed out and continuing shareholders.

Effects of the Transaction, page 16

29.
COMMENT: You state that you “expect that as a result of the Transaction the number of [your] shareholders of record as calculated per Rule 12g5-1 would be reduced from 1,434 to approximately 259, Please tell us how you arrived at 259.

RESPONSE: Thank you for a comment, as it has helped us to identify a technical error in our disclosure.  When street name shareholders are included, the number of estimated shareholders after the Transaction is 259.  However, the number of estimated remaining shareholders when calculated per Rule 12g5-1 is 165.  The following table illustrates how the Company has arrived at 259 shareholders, if the Transaction were to be successful.

	Shareholders	Holding Less Than 4,999 Shares	Holding 5,000 or more shares
Registered Shareholders less DTC	1392	1,269	123
DTC Participants*	43	-	43
Total 12g5-1 Holders	1434		165
Street Name Holders	758	664	94
Total Registered and Street Name	2,192	1,933	259
 *We know from the survey completed by Broadridge Corporate Issuer Services that at least 664 of 758 street name shareholders hold less than 5,000 shares.

30.
COMMENT: We also note that in the third bullet on page 18, you state the “book value per share of [your] common stock will decrease from $0.1 as of as of [sic] June 17, 2009 to approximately $0.08 per share of common stock on a pro forma basis (after giving effect to payment of Transaction costs in the amount of $578,050).” Please also state that the book value per share of your common stock on a pro forma basis (after giving effect to payment of Transaction costs in the amount of $578,050) increased to approximately $0.10 per share from $0.778 per share before the Capital Injection or tell us why it is not appropriate to do so.

RESPONSE:  We have supplemented our disclosure to show the effect of the Capital Injection on book value per share.

Effect on Unaffiliated Shareholders Who Own 5,000 or More Shares, page 19

31.
COMMENT: On page 20 in the fourth bullet under this heading, you state the company has never issued any stock options. You make a similar statement in the first paragraph under the heading “Potential Conflicts of Interest of [your] Officers and Directors” on page 29. In the penultimate paragraph on page 21, you state that your “directors and executive officers may have interests in the Transaction that are different from your interests as a shareholder, and have relationships that may present conflicts of interest, including holding options to purchase shares of [your] common stock that will remain outstanding following the Transaction ....” Please revise or advise.

RESPONSE: Thank you for pointing out the reference to holding options that will remain outstanding after the transaction.  There are no options outstanding and the reference is incorrect.  We have deleted the reference in our draft amended Information Statement.

Valuation Report of Polaris, page 23

32.
COMMENT: In the introductory paragraph under this heading, you state that “...Polaris Securities ... rendered its ... opinion to the Independent Committee ... that, as of June 6, 2009 ... the fair value of the Company’s common stock was $0.148 to $0.184 per share.” We reviewed the report of Polaris Securities and, in particular, the valuation on page 21 thereof. It appears, based on the 50% weighting assigned to the market price method and the P/B method, that the weighted average results should be $0.145-0.16 and not $0.135-0.16 as stated in the Report. This apparent mathematical error we think would result in a low end of the valuation range of $0.160 instead of $0.148. Please advise. We may have further comment.

RESPONSE: Polaris Securities has reviewed their report and confirmed that they made a mathematical error.  They have corrected their report per your comment, and we have revised our disclosure at several places in our Information Statement.  The revised report will be included as an exhibit to the Information Statement.

33.
COMMENT: We note your disclosure in the third paragraph under this heading that the summary of the Polaris Securities valuation report is “qualified by reference to the full text of the report....” Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please delete this statement.

RESPONSE: We have revised our disclosure in the Information Statement by deleting this statement.

34.
COMMENT: We note your disclosure in the fourth paragraph under this heading that “Polaris Securities reviewed certain publicly available business and financial information relating to the Company” as well as “certain other information relating to the Company....” Please revise this disclosure to describe the data reviewed by the financial advisor instead of referring to “certain” data. In addition, if the company or Mr. Yang provided Polaris Securities with non-public financial forecasts or projections in connection with its fairness analysis, such information must be disclosed. Please also describe the material assumptions underlying any forecasts or projections and any limitations.

RESPONSE:  We have revised our disclosure to indicate that Polaris Securities’ reviewed data consisted of publicly available reports filed with the SEC by us and by the comparison companies referenced in the report, those companies’ websites, and websites, such as Yahoo Finance and Bloomberg Professional Service that report on the stock prices and other financial metrics of public companies.  The Company has not provided any forecasts or projection numbers to Polaris Securities for its use for compiling its valuation report and none were referred to in the report.

35.
COMMENT: Please disclose all compensation received by Polaris Securities during the last two years, and any compensation to be received by Polaris Securities, separately setting forth the fee paid to Polaris Securities for rendering its opinion related to the Transaction, any fee previously paid to Polaris Securities in connection with the opinion delivered in March 2009 as well as any other compensation.

RESPONSE: We have added disclosure to our draft amended Information Statement that shows the allocation of fees between the two Polaris Securities Reports and indicates the amounts paid to Polaris Securities over the last two years on other matters.

Market Comparison Analysis, page 26

36.
COMMENT: Please explain how your fairness advisor determined to include the five publicly-traded companies you list here. We note your disclosure indicates that the companies are in the education and training services sector, however, they all appear to have larger market capitalizations, revenues and customer bases. Please also disclose in detail the five financial ratios that were reviewed and compared and why only price to book value was deemed “most applicable to Kid Castle” and the remaining four financial ratios were rejected. Refer to Item 1015(b)(6) of Regulation M-A.

RESPONSE:

Polaris Securities used the Bloomberg Professional service “RV” (relative value against competitors) function code to derive a list of companies comparable to Kid Castle.  The list was showed as below:

REVU US Equity	159.50
EPAX US Equity	245.07
PCSV US Equity	30.80
COCO US Equity	1425.06
UTI US Equity	359.37
LINC US Equity	529.52
EVCI US Equity	#N/A N/A
CECO US Equity	1894.86
DV US Equity	3328.39

Polaris Securities selected companies that had a market capitalization below US$1 billion and omitted PCS Edventures.com Inc. (PCSV) because it is a web-based and site-licensable education company without physical assets.  The final list Polaris Securities used for reference was NLCI, REVU, EPAX, UTI and LINC.

We draw your attention to the bottom of page 16 of Polaris’s report where the five financial ratios are explained.  P/S is share price divided by sales per share, P/B is share price divided by book value per share, P/E is share price divided by earnings per share, EV/EBITDA is enterprise value divided by earnings before interest, tax, depreciation and amortization, and EV/EBIT is enterprise value divided by earning before interest and tax.  We draw your attention to page 17 and 18 of the report where Polaris Securities gives its reasons for basing its valuation on the price to book value ratio rather than the other ratios. In particular, due to the scale of operation of the peer companies selected in the valuation report being much larger than that of Kid Castle, it was deemed that the P/S, P/E, EV/EBIT and EV/EBITDA multiples were not suitable to be used as a reference and therefore should be excluded. Further, P/B was a reference ratio that was considered to be a more steady and consistent base of comparison. Normally, the P/B ratio is often used by value investors. Given the much larger size of the comparison companies (no companies in the same sector of similar size to Kid Castle were available for comparison), Polaris Securities determined that financial ratios based on income and sales figures were less useful as financial comparisons than book value, which is more consistent.  The comparison company reflects the value that the peer companies’ management has created with shareholders’ historical investment dollars and is expected to create in the future.  Polaris Securities believes that the comparison companies, though larger and more advanced in their growth, are comparable to Kid Castle in terms of its managerial skills, growth prospects and business risks.  In addition to what was in its written report, in its oral presentation, Polaris Securities discussed data for the period from July 1963 to December 2000 for stocks classified into size quintiles (small cap to large cap) and book-to-market quintiles (value to growth) which showed that returns for small cap stocks are highly correlated to the book-to-market ratio.

37
COMMENT: Under this heading, you state that “Polaris Securities reviewed and compared five financial ratios among the comparison companies and Kid Castle. Polaris determined that the P/B (price to book value) ratio was most applicable to Kid Castle” and that “[t]his analysis indicated [an] implied per share equity reference range for the Company” of $0.24. Please disclose in more detail how Polaris Securities reached this number, specifically disclosing, if true, that Polaris Securities applied the 3.07x multiple to your book value without giving effect to the capital injection.

RESPONSE: Polaris’s calculations did not take into account the capital injection, which occurred on June 17th, which was after Polaris Securities had delivered its report on June 6th.  This is clear by reference to page 20 of the report, which indicates that calculations are based on 25,000,000 outstanding shares.  The 3.07x multiple was calculated by deriving the stock price to book value for each of the comparison companies using data obtained from Bloomberg and Yahoo! Finance.   The P/B ratio for each comparison company is shown on the tables on page 17 of the report.  The 3.07x multiple is the arithmetic mean of the comparison companies’ P/B ratios for the trailing 12 months from March 2009.  Applying the multiple, Polaris Securities assigned Kid Castle a market value of 3.07 times book of $1.95 million, or $5.99 million.  Based on Kid Castle’s 25 million outstanding shares, its derived equity price per share would be $0.24.

Alternatives to the Transaction, page 27

38.
COMMENT: We note the alternative transactions you considered. Please revise to quantify the funds that you considered necessary to effectuate each of these alternatives as it would appear that at least one reason why some of these alternatives were not pursued was because a reverse/forward stock split was determined to be more cost-effective.

RESPONSE: There were only two alternate transactions considered – an issuer tender offer and maintaining the status quo.  The costs of maintaining the status quo is disclosed in several places in the Information Statement and is one of the principal factors weighing in favor of going private.  The cost of funding the purchase of shares in an issuer tender offer would be in the same range as the cost of the reverse split method, however, additional costs of communicating with shareholders and increased legal fees are estimated to be about $75,000 to $150,000 more than the privatization transaction.  More importantly, if the tender offer were undersubscribed, the Company may be forced to make an additional tender offer, resulting in additional transaction costs.

The Company considered borrowing as an alternative means to financing the transaction.  The company estimates the cost of borrowing sufficient funds to  finance the cashout would be approximately $52,740 at the interest rate of 5.86% (which was average interest rate for our bank loans in 2009) per annum.

Fairness of the Transaction, page 28

39.	COMMENT: In light of our comment 1, please move this section up to a more prominent place in the “Special Factors” section. Please also revise to discuss who comprises the management group.”

RESPONSE: Please see our amended Information Statement.  We have moved the discussion regarding fairness of the transaction to an earlier point in the Special Factors section and discussed fairness from the perspective of Mr. Yang as a filing person.

Material Federal Income Tax Consequences, page 32

40.
COMMENT: In the introductory paragraph under this heading, you state that the “following is a summary of certain U.S. federal income tax consequences to the Company and its shareholders resulting from the Transaction.” Please revise your disclosure to clarify that the discussion is a summary of the “material” U.S. federal income tax consequences and not just “certain” U.S. federal income tax consequences. Also, please avoid using the terms “generally” or “in general” in your discussion of the material federal income tax consequences of the Transaction. A tax discussion should be phrased as definitively as possible.

RESPONSE: Please see our amended Information Statement.  We have revised per your comment.

Cautionary Statement Regarding Forward-Looking Statement, page 42

41.
COMMENT: Under this heading you state that “forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause [your] actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements, including, but not limited to, general economic and business conditions, including the impact on consumer spending as a result of a slower consumer economy, the “sub-prime market” crisis and general crisis in the credit markets, competition in the restaurant markets, potential changes in customer spending, acceptance of our new restaurants, any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates, as well as other significant accounting estimates made in the preparation of our financial statements, and the impact of changes in government policy in the United States.” It is not clear to us how your business might be affected by most of the items you list. Please revise or advise.

RESPONSE: Please see our amended Information Statement.  We have revised the disclosure under “Cautionary Statement Regarding Forward-Looking Statement” in light of your comment.

Information About the Company, page 43

Information Concerning the Board of Directors and Executive Officers, page 44

42.
COMMENT: Please provide the material occupations, positions, offices or employment of each director and executive officer during the last five years, including starting and ending dates of each, and provide the address of any organization in which the occupation, position, office or employment was carried on. Please also avoid gaps or ambiguities in your description of the business experience of your executive officers and directors for the past five years. In this regard, please disclose the addresses for the employers of your non-employee directors as well as the specific business experiences for the past five years of Mr. Theng. Refer to Item 3 of Schedule 13E-3 and General Instruction C thereto as well as Item 1003 of Regulation M-A.

RESPONSE: Please see our draft amended Information Statement which provides a more comprehensive disclosure of our Board of Directors and Executive Officers’ information in accordance with your comment.

43.
COMMENT: In the last paragraph under this heading, you state that all of your officers and directors are citizens of The Republic of China; however, in Item 3(c) of your Schedule 13E-3, you state that they are citizens of the Republic of Taiwan. Please revise your Information Statement or Schedule 13E-3, as appropriate.

RESPONSE: We have revised our Schedule 13E-3 for consistency.

Summary Financial Information, page 46

44.
COMMENT: It appears that you have elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and instead have disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, and, if material, pro forma data for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6).

RESPONSE:  We have revised the summary financial information in the Information Statement to include the ratio of earnings to fixed charges information required by Item 1010(c)(4) and pro form data for certain financial calculations that would be affected by the Transaction.

45.
COMMENT: With respect to pro forma data referenced in our prior comment, we note that in the second and third bullets on page 18, you cross-reference shareholders to your Summary Financial Information. However, your Summary Financial Information does not contain the numbers in the referenced bullets, as these numbers appear to be pro forma numbers at March 31, 2009 after giving effect to the Capital Injection. Please present this pro forma presentation in your Summary Financial Information. To the extent you believe pro forma financial information is not material, please explain why. We note similar disclosure in the fifth and sixth bullets on page 20. Refer to Item 13 of Schedule 13E-3 and Item 1010 of Regulation M-A.

RESPONSE: Thank you for your comment.  We have revised for consistency and have updated our summary information to actual results through June 30, 2009, and included pro-forma data to show the effect of the Capital Injection and the fractional share cashout.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 30

Management’s Report on Internal Control Over Financial Reporting, page 31

46.	COMMENT: We note that your management concluded that as of December 31, 2008, your disclosure controls and procedures were ineffective and that:

[The Company has] been taking measures to improve [its] disclosure controls and procedures, including instituting a new Enterprise Resource Planning (“ERP”) system and engaging an outside accounting firm to advise the Company with respect to setting up internal auditing and other controls and procedures. The ERP system, when fully operational, will enable the centralization of all information required to be disclosed pursuant to the Exchange Act to be digitally recorded, processed, summarized and reported in a timely and secured manner. During the last phase of ERP system integration, certain difficulties were encountered that have prevented the ERP system from being satisfactorily declared effective and independently operational by the management. In addition, the original implementation schedule has been interrupted because the company hired to assist the implementation of the new ERP system unexpectedly ceased its operation in September 2008. The Company is assertively seeking to engage a new system consulting company to continue the integration process. It is anticipated by management that the new system will become fully operational in the fourth fiscal quarter 2009. The old system used by the Company will then be phased out.

Please explain how the problems you have encountered instituting your ERP system did not also impact management’s conclusion as to the effectiveness of your internal control over financial reporting.

RESPONSE: Management’s conclusion that the Company’s disclosure controls and procedures are ineffective (even though management concluded that the Company’s internal controls over financial reporting are effective) is a conservative determination based on management’s assessment.  The ERP system that is scheduled to be fully operational fourth quarter of 2010 tracks virtually all material metrics of the Company.  Many of the operations and metrics that it tracks, such as number and category of franchise schools, number and types of employee records, stock records, and so forth are not currently tracked by the Company’s existing financial software. To track and report many of these metrics requires management to contact individuals responsible for gathering and maintaining the data.  This method of human contact requires substantial investment of time and introduces potential for human error.  The ERP System allows real-time or near real-time tracking of these metrics, reduces opportunity for human error, and allows management to immediately analyze the data and spot shifts and discrepancies.   Full implementation of the ERP system will significantly improve the Company’s internal control over financial reporting as well, however, most of the financial reporting metrics are currently tracked by the Company’s existing financial software, and the Company has established protocols, as disclosed below, to maintain the integrity of its financial reporting systems.

Pending the full implementation of the ERP system, we have implemented additional controls to ensure that our internal controls over financial reporting are effective.  These controls include:

•	All departments requesting funds must obtain written approval from the Chief Executive Officer or the Chairman of the Board before the accounting department may commence processing payments;

•
All fund transfer applications must be approved by the applicable department supervisor before the application may be processed. No one can authorize their own application. This is applicable to all staff including staff at the managerial level;

•	Fund transfer applications in the PRC must additionally be approved by the headquarters in Taiwan;

•	All fund transfer applications must be accompanied by supporting documentation, such as a copy of the relevant contract copy of the relevant invoice or stock pre-payment statement;

•
Stock purchases require the approval of the supervisor or manager of the relevant department, the approval of the accounts department, and a stock receipt and suppliers’ certification. Finally the application must be approved by the Chairman of the Board before funds may be released; and

•	All pre-payments must be tracked by the fund applicant and the payments must be cleared within the month of payment or in accordance with the date stipulated in the relevant contract.

We hope this additional explanation is helpful in understanding management’s conclusions that the Company’s disclosure controls and procedures are ineffective and its controls over financial reporting are effective.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

47.
COMMENT: We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) include the title of your officers in the first paragraph, and (2) do not track the text of Item 601(b)(31) of Regulation S-K in number 4. Please confirm to us that you will revise your certifications in future filings to precisely match the language set forth in Item 601(b)(31) of Regulation S-K.

RESPONSE: In the future, the Company will ensure that the required certifications pursuant to Section 302 of the Sarbanes-Oxley Act or 2002 contain the exact language as set forth in Item 601(b)(31) of Regulation S-K in its Form 10-Q filings.

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission.  The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also authorize your to contact our attorneys at K&L Gates, specifically Carter Mackley (telephone (206) 623-7580), with respect to any matters in this response letter that you would like to discuss in more detail.

Very truly yours, Kid Castle Education Corporation By: Min-Tan Yang Chief Executive Officer

cc:	H. Christopher Owings Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549-3628	Carter Mackley, Esq. K&L Gates Ellis llp 925 Fourth Avenue, Suite 2900 Seattle, WA 98104